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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          STAR TELECOMMUNICATIONS, INC.
                                    (ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    854923109
                                 (CUSIP NUMBER)

                             GOTEL INVESTMENTS LTD.
                           C/O BARRY L. GUTERMAN, ESQ.
                       1875 CENTURY PARK EAST, SUITE 1500
                           LOS ANGELES, CA 90067-2516
                            TELEPHONE: (310) 551-1400

       (NAME, ADDRESS AND TELEPHONE NUMBER OF AUTHORIZED PERSON TO RECEIVE NOTICES AND COMMUNICATIONS.)

Check the following if a fee is being paid with this statement / /.
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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(1)      NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS:

         Gotel Investments Ltd.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (a) /X/
                  (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: WC

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e): / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER: 7,739,501

(8)      SHARED VOTING POWER: -0-

(9)      SOLE DISPOSITIVE POWER:  7,739,501

(10)     SHARED DISPOSITIVE POWER: -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         7,739,501

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
         / /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.90%


(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO





                                       2
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Item 1(a). SECURITY AND NAME OF ISSUER:

         Three (3) Warrants, 10,000,000 shares, each, to purchase the $.001 par value Common Stock of STAR Telecommunications, Inc. ("Warrants"), 223 East De La Guerra Street, Santa Barbara, California 93101.

         Under Section II.4 of the Purchase Agreement dated as of February 5, 2001, by and between Gotel Investments Ltd. ("Gotel") and the Company, the parties agreed that unless the Company obtains the approval of its stockholders in accordance with the corporate laws of the State of Delaware and the applicable law of the Nasdaq, no more than 19.9% of the Company's outstanding shares may be issued and sold pursuant to the Warrants.

         Under Section VI.1(m) of the Purchase Agreement, the parties agreed that the number of Warrant shares to be purchased on exercise may not exceed the number which, when aggregated with all other shares of Common Stock then owned by Gotel beneficially or deemed beneficially owned by Gotel (excluding shares which may be deemed beneficially owned through the ownership of the unexercised Warrants), would result in the beneficial ownership by Gotel of more than 9.9% of the then outstanding shares of Common Stock of the Company on such date.

Item 2.  IDENTITY AND BACKGROUND OF FILING PERSONS:

         This Schedule 13D is amended and corrected to state that the person reporting on this Schedule 13D is Gotel Investments Ltd. ("Gotel"), Atlantic Chambers, Waterfront Drive, Road Town, Tortola, British Virgin Islands, and to delete Global Investment Trust, Francis House, Sir Williams Place, St. Peter Port, Guernsey, Channel Islands, and Intertrust (Guernsey) Limited ("Intertrust"), Francis House, Sir Williams Place, St. Peter Port, Guernsey, Channel Islands, as joint reporting persons.

         Intertrust, the sole trustee of the Global Investment Trust ("GIT"), a trust formed under the laws of the Island of Guernsey, with it principal place of business at Francis House, Sir Williams Place, St. Peter Port, Guernsey, Channel Islands, owns and controls all of the issued and outstanding capital stock of Gotel. Intertrust is a corporation organized under the laws of the Channel Islands.

         Mr. Walter Stresemann ("Stresemann"), a citizen of the United States of America, whose business address is 16 rue de la Plesserie, 1211 Geneva, Switzerland, is a director of Gotel and a director of Intertrust. Mr. Gregory Elias ("Elias"), a citizen of the Netherlands, whose business address is Francis House, Sir Williams Place, St. Peter Port, Guernsey, Channel Islands, is a director of Gotel. Stresemann and Elias, jointly and severally exercise voting and management control over Gotel, including the exercise and disposition of the Warrants. Michael J Brown ("Brown"), a citizen of the United

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         854923109
                                 (CUSIP Number)

Kingdom, whose business address is St. Peter Port, Guernsey, Channel Islands, is a director of Intertrust. Rudi M. Falla ("Falla"), a citizen of the United Kingdom, whose business address is St. Peter Port, Guernsey, Channel Islands, is a director of Intertrust.

         Gotel, GIT, Intertrust, Stresemann, Elias, Brown, and Falla are hereinafter sometimes individually and collectively referred to as the "Filing Persons."

         Gotel purchases, holds for investment and sells publicly traded securities and non-publicly-traded securities, primarily in the telecommunications and Internet industries. Stresemann, Elias, Brown, and Falla are in the business or occupation of providing professional trust and corporate management services. Intertrust provides professional trust and other professional and financial services to clients and trusts settled in the Channel Islands.

         During the last five years, none of the Filing Persons has been convicted in a criminal proceeding. During the last five years, none of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The funds used by the Gotel to purchase shares pursuant to exercise of the Warrants are derived from sales of shares of the Common Stock acquired through exercise of the Warrants. Gotel sells shares of Common Stock from time to time in the market through brokerage transactions or directly with market-makers. Each day it purchases through exercise of the Warrants the same number of shares that it sold that day. The exercise price of the Warrant is negotiated between Gotel and the Company, and Gotel derives a profit based on the difference between the average net selling price of the shares and the share exercise price of the Warrants. Gotel settles its sales of shares of Common Stock within three (3) business days and settles its purchases of shares of Common Stock exercised pursuant to the Warrants with the Company within five (5) business days from delivery of the shares. Generally, however, settlements have been aggregated by Gotel and funds transferred to the Company on Monday of each week.

Item 4.  PURPOSE OF TRANSACTION:

         Gotel acquired the Warrants for investment purposes only and, except as provided below, does not presently have any plans or proposals that relate to or would result in the realization of any of items (a) through (j) or Item 4 of the Instructions to Schedule 13D.

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         854923109
                                 (CUSIP Number)

         In connection with the Warrants, Gotel has the right to appoint two members to the Company's Board of Directors. Gotel has requested that the Company appoint Alan I. Rothenberg and Stephen Carroll as members of its Board.

Item 5.  INTEREST IN SECURITIES:

                  (a) Amount Beneficially Owned: 7,739,501

                  (b) Percent of Class: 9.90% [corrected from initial filing and based on 67,784,985 shares of Common Stock as set forth on page 54 of the Company's Registration Statement on Form S-1, file number 333-55192, plus shares sold after exercise of Warrants (2,652,300, as of March 5, 2001), plus shares deemed beneficially owned under Warrants (7,739,501)]

                  (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 7,739,501
                  (ii) shared power to vote or to direct the vote: -0-
                  (iii) sole power to dispose or to direct the disposition of:
                        7,739,501
                  (iv) shared power to dispose or to direct the disposition of:
                        -0-

         Gotel acquired the Warrants as of February 5, 2001.

         Between February 20, 2001 and March 5, 2001, as detailed in Exhibit 1, which is incorporated herein by this reference, Gotel exercised its rights under the Warrants to purchase 2,652,300 shares of Common Stock, and sold on the open-market the same number of shares of Common Stock. Because of the limitation under Section VI.1(m) of the Purchase Agreement (see discussion under Item 1, above), Gotel's percentage of beneficial ownership of the Common Stock remains at the same percentage (9.90%), but the number of shares of Common Stock increased from 7,448,072 to 7,739,501.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH
                  RESPECT TO ISSUER:

                  None. The Joint Reporting Statement has been deleted.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

                  The Filing Persons filed as exhibits the following:

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         854923109
                                 (CUSIP Number)

                  Exhibit 1: Schedule of Purchases and Sales of the Company's
                             Common Stock between February 20, 2001 and March 5, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 7, 2001                   By: /s/ WALTER STRESEMANN
                                           ------------------------------------
                                           Walter Stresemann, Director of
                                           Gotel Investments Ltd.